Exhibit 99.2

AMEX:ROY	NR 07-11
TSX:IRC	May 15, 2007

INTERNATIONAL ROYALTY ANNOUNCES ACQUISITION OF LIMPOPO PGM ROYALTIES

DENVER, COLORADO – May 15, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or “IRC”) reports that it has entered into a letter of intent with a private entity to acquire two platinum-palladium royalties in South Africa, subject to satisfactory due diligence and regulatory approval.  The total acquisition cost is US$13.0 million and the transaction is expected to close within the next several weeks.

Both royalties apply to Lonmin Plc’s Limpopo PGM project located on the east limb of the Bushveld layered mafic intrusion complex, and comprising ores found in the Merensky and UG2 reefs.  The first royalty, a 0.704% gross sales royalty applies to the currently producing Phase I project which is forecast to produce between 46,000 and 50,000 ounces of saleable platinum plus an estimated 50,000 ounces of other PGMs (palladium, rhodium, ruthenium and iridium) during 2007 with a planned ramp-up in 2008-2009 to approximately 72,000 ounces of saleable platinum plus additional associated PGMs per year.  The second royalty, a 0.704% to 1.00% gross sales royalty applies to the Phase II expansion of the Limpopo operation for which Lonmin recently announced (in a release dated May 2, 2007) it has received a positive pre-feasibility report.  Phase II is expected to add a further 113,000 platinum ounces plus associated PGMs when the mine operates at a steady state.  Total capital costs for the expansion are currently estimated to be US$350 million.  As a royalty holder IRC will not have to contribute to this expenditure.  A 2011 commissioning of the expansion is expected, with a mine life of at least 15 years.  These royalties are expected to provide immediate revenues to IRC and will extend across the overall life of the Limpopo operation anticipated to be in excess of 20 years.

On the basis of a US$900 per ounce platinum price, the Phase I royalty is expected to pay approximately US$1.0 million per year and the Phase II royalty is expected to generate an additional US$1.5 million per year.

The Limpopo royalties are expected to complement IRC’s existing PGM royalties on Barrick Gold Corporation’s (“Barrick”) advanced-stage Federova (Pana) open-pit platinum-palladium project in Russia which IRC acquired as part of the BHP Billiton (“BHP”) royalty portfolio transaction in February 2005.  Barrick has announced (Barrick Gold Coporation press release, February 22, 2007) that the project has “platinum measured and indicated mineral resources of 6.5 million ounces and inferred resource of 0.6 million ounces and palladium measured and indicated resource of 2.1 million ounces and inferred resource of 2.6 million ounces (100% basis).”  “In 2007, Barrick plans to spend approximately $30 million for drilling and completion of a pre-feasibility study for this large near-surface deposit.”

IRC holds two royalties on the Federova project.  The first royalty is based on 0.75% of gold and silver and 1.0% of PGM, nickel and copper net returns.  The second royalty is based on 0.50% of the net returns.  IRC has an option to purchase athird royalty after commencement of commercial production.  All royalties are payable on all commercial production after capital repayment.

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company.  IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia.  IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

This press release has been reviewed by Peter Clarke of SRK Consulting (U.S.) Inc, a qualified person for the purposes of National Instrument 43-101.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com

Tel.: (514) 939-3989

Fax : (514) 939-3717

www.renmarkfinancial.com

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements, such as statements that describe IRC's estimated revenues including but not limited to IRC’s royalty interests in the Federova project and proposed acquisition of royalty interests in the Limpopo PGM mine, estimated royalty revenues from the Limpopo PGM mine, estimated production from the Limpopo PGM mine, estimated mine life and costs and projected capital costs.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond IRC’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include fluctuations in gold prices; timing of production; accuracy of the operators’ projections and production capacities; the effects of weather, operating hazards, adverse geological conditions and availablility of labor, materials and equipment; changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.  These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. IRC has relied on published data from the project operators, which it cannot independently verify. Accordingly, readers should not place undue reliance on any forward-looking statements.